As filed with the Securities and Exchange Commission on June 20, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Western Asset High Yield Defined Opportunity Fund Inc.

(Name of Subject Company (issuer))

Western Asset High Yield Defined Opportunity Fund Inc.

(Name of Filing Person (offeror))

Common Stock

$0.001 Par Value Per Share

(Title of Class of Securities)

95768B107

(CUSIP Number of Class of Securities)

MARC A. DE OLIVEIRA, ESQ.

SECRETARY AND CHIEF LEGAL OFFICER

100 FIRST STAMFORD PLACE, 6TH FLOOR

STAMFORD, CONNECTICUT 06902

(203) 703-7028

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

David W. Blass, Esq.

Ryan P. Brizek, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington D.C. 20001

(202) 636-5500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

ITEMS 1 THROUGH 9 AND ITEM 11

This Issuer Tender Offer Statement on Schedule TO relates to an offer by Western Asset High Yield Defined Opportunity Fund Inc., a Maryland corporation (the “Fund”), to purchase for cash up to 100% of its issued and outstanding shares of common stock, par value $0.001 per share, for cash at a price per share equal to 100% of the Fund’s net asset value per share as of the close of regular trading session on the New York Stock Exchange (“NYSE”) on July 21, 2025 (or if the Offer is extended, on the next trading day after the day to which the Offer is extended), upon the terms and subject to the conditions contained in the Offer to Purchase dated June 20, 2025 and the related Letter of Transmittal, which are filed as exhibits to this Schedule TO. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS

(a) The information in the Offer to Purchase in Section 9 (“Selected Financial Information”) is incorporated herein by reference.

(b) Not applicable.

ITEM 12. EXHIBITS

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated June 20, 2025.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Stockholders.

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Press Release issued on June 9, 2025(1)

(b)	None.

(d)	None.

(e)	None.

(g)	None.

(h)	None.

(i)	Calculation of Filing Fee Table

(1)	Previously filed on Schedule TO-C via EDGAR on June 9, 2025.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTERN ASSET HIGH YIELD DEFINED OPPORTUNITY FUND INC.

By:	/s/ Jane Trust
Name: Jane Trust
Title: Director, Chief Executive Officer and President

Dated: June 20, 2025

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated June 20, 2025.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(l)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Stockholders.

(i)	Calculation of Filing Fee Table

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